SEC Mail Processing

20014249

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response…….	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/19 and ending 06/30/20

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ernst & Young Capital Advisors, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
5 Times Square
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Elizabeth A. Ventimiglia (313) 628-8971
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Elizabeth A. Ventimiglia,** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Capital Advisors, LLC as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

EVentimiglia

Signature

FINOP

Title

DEBORAH SPITZLEY
Notary Public
Massachusetts
Commission Expires Apr 8, 2022

Deborah Spitzley

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG CAPITAL ADVISORS, LLC

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Ernst & Young Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ernst & Young Capital Advisors, LLC (the "Company") as of June 30, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ernst & Young Capital Advisors, LLC as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Ernst & Young Capital Advisors, LLC's auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 24, 2020

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2020

ASSETS	
Cash	$ 11,818,479
Accounts receivable, net	922,872
Other Assets	23,301
Total Assets	$ 12,764,652
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 73,470
Due to affiliate	8,927
Deferred revenue	652,989
Total liabilities	735,386
Member's equity	12,029,266
Total Liabilities and Member's Equity	$ 12,764,652

See accompanying notes to financial statements.

ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

June 30, 2020

Revenues:	
Investment banking and advisory fees	$ 11,655,102
Interest	159,433
	11,814,535
Expenses:	
Administrative fees	16,970,307
Registration and membership fees	156,015
Other expenses	1,022,532
Total expenses	18,148,854
	$ (6,334,319)

See accompanying notes to financial statements.

ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

June 30, 2020	
Member's equity, beginning of year	$ 20,863,585
Withdrawals - Member Distribution	(2,500,000)
Net income / (loss)	(6,334,319)
Member's equity, end of year	$ 12,029,266

See accompanying notes to financial statements.

ERNST & YOUNG

STATEMENT OF CASH FLOWS

June 30, 2020

Cash flows from operating activities	
Net income	$ (6,334,319)
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable, net	(281,596)
Other assets	1,027
Accounts payable and accrued expenses	20,168
Deferred revenue	300,906
Due to affiliate	(2,448,579)
Net cash provided by operating activities	(8,742,393)
Cash flows from financing activities	
Return of capital	$ (2,500,000)
Net decrease in cash	(11,242,393)
Cash, beginning of year	23,060,872
Cash, end of year	$ 11,818,479

See accompanying notes to financial statements.

1. Nature of business

Ernst & Young Capital Advisors, LLC. (the "Company") is a Limited Liability Company organized under the laws of the state of Delaware in November 2009. The Company is wholly-owned by EYCA Holdings LLC, which is wholly-owned by Ernst & Young U.S. LLP ("EY"). The Company's operations consist primarily of corporate finance consulting and other advisory services in connection with bankruptcies, corporate debt restructuring activities, corporate restructuring transactions, mergers and acquisitions, and debt and equity capital markets transactions.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. The Company did not carry any allowance balance as of June 30, 2020 versus a balance of ($162,147) as of June 30, 2019; the Company wrote-off its bad debt outstanding balance as of June 30, 2020.

Revenue Recognition

On July 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively "ASU 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within it scope. Revenues are recognized when the control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services in accordance with the terms of the engagement agreements.

Much of the Company's revenue comes from transactional investment banking services. Revenue from transactional services are recognized upon the successful completion of the transaction or invoicing of hourly fees, as a single performance obligation. Revenue from advisory services or retainers on brokerage services on transactions are amortized and recognized over time to match the continued delivery of performance obligations to the customers over an estimated period of time. Unearned revenue under ASU 606 is recorded on the Statement of Financial Condition as deferred revenue. The Company reviews its amortization policies under ASU 606 on an annual basis.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

2. Summary of significant accounting policies (continued)

At June 30, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all tax years after 2017.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2020, the Company's net capital was approximately $11,083,000, which was approximately $11,034,067 in excess of its minimum requirement of $49,026.

4. Concentrations

For the year ended June 30, 2020, three clients had revenues in excess of 10% of the Company's total revenue. Overall, these three clients accounted for approximately 36% of the Company's total revenue for the year ended June 30, 2020. As of June 30, 2020, no receivables were outstanding for these clients.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company believes it is not exposed to any significant credit risk to cash.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Related party transactions

The Company does not employ any personnel. The Company and EY operate under a Services Agreement whereby EY provides employee and administrative services to the Company. The employee and administrative services include (but are not limited to) personnel, office space, facilities and equipment (including utilities), communications (including telephone, mobile telephone and data transmission), information technology support and all general and administrative services in connection with the Company's business. EY charges the Company for the provision of the services at an agreed upon monthly retainer amount in connection with providing employee and administrative services on behalf of the Company. The monthly retainer amount is agreed to at the start of each fiscal period. EY also charges the Company for direct expenses paid for by EY on the Company's behalf. For the year ended June 30, 2020, EY charged the Company approximately $16,970,000 for the provision of employee and administrative services for the year ended June 30, 2020. The balance owed to the affiliate related to this provision was $0 as of June 30, 2020.

During the year ended June 30, 2020, the Company recognized approximately $900,000 of revenue under two agreements entered into with related parties to provide advisory services. There were no amounts outstanding as of June 30, 2020. The Company did not pay any fees to affiliates on Company transactions.

7. Novel Coronavirus "COVID-19 "

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial impact may be to the Company, to date, the Company has experienced both a delay in the timing of revenue or loss of revenue due to transactions being put on temporary hold or being cancelled due to uncertain market conditions. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 presents material uncertainty and risk with respect to the performance of the Company's financial results.

8. Subsequent events

As of August 24, 2020, the Company collected approximately $548,000 of accounts receivable outstanding as of June 30, 2020.

Management has evaluated all subsequent events from June 30, 2020 through August 24, 2020, the date the accompanying financial statements were available to be issued, and is not aware of any subsequent events occurring during this period that have not been disclosed in the notes to the financial statements.

ERNST & YOUNG CAPITAL ADVISORS, LLC

SCHEDULE 1 - SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2020

Net capital, member's equity		$ 12,029,266
Less nonallowable assets, other assets		946,173
Net capital before haircuts		11,083,093
Haircuts		-
Net capital		$ 11,083,093
Aggregate indebtedness		$ 735,386
Computed minimum net capital required (6.66667% of aggregate indebtedness)		$ 49,026
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital ($20,197,980 - $190,860)		$ 11,034,067
Percentage of aggregate indebtedness to net capital	$ 735,386 / $ 11,083,093	7%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of June 30, 2020.

ERNST & YOUNG CAPITAL ADVISORS, LLC

SCHEDULE II - SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2020

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive benefit of Customers."

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Ernst & Young Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Ernst & Young Capital Advisors, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Ernst & Young Capital Advisors, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Ernst & Young Capital Advisors, LLC stated that Ernst & Young Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2020 without exception. Ernst & Young Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ernst & Young Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 24, 2020

Building a better
working world

Ernst & Young Capital Advisors, LLC
5 Times Square
New York, NY 10036

Tel: +1 212 773-3000
eyinvestmentbanking.com
Member of FINRA.
www.finra.org

24 August 2020

Exemption Report

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Ernst & Young Capital Advisors, LLC is a broker/dealer registered with the SEC and FINRA.
- Ernst & Young Capital Advisors, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the period July 1, 2019 through June 30, 2020.
- Ernst & Young Capital Advisors, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."
- Ernst & Young Capital Advisors, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 for the period July 1, 2019 through June 30, 2020 without exception.
- Ernst & Young Capital Advisors, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period July 1, 2019 through June 30, 2020.

The above statements are true and correct to the best of my and the Firm's knowledge.

EVentimiglia

Signature: ____________________

Name and Title: Elizabeth A Ventimiglia, FinOp